SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND EIGHTH

ORDINARY BOARD OF DIRECTORS' MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná, with the presence of the Board members via video conferencing. 2. DATE: November 12. 2020 - 2:00 p.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	unanimously approved the Interim Financial Information for the third quarter of 2020 of Copel (Holding), after hearing the Finance and Investor Relations Office, the independent auditors Deloitte Touche Tohmatsu Limited, and the Statutory Audit Committee;
II.	unanimously approved the model prepared by Management, which was advised by independent experts, for carrying out the implementation of the Share Deposit Certificate Program (UNITs), and authorized the follow-up of the process of contracting a financial institution to provide services of stock bookkeeping, issue and bookkeeping of UNITs (bookkeeping agent);
III.	received updated information and discussed the proposal to amend the Bylaws of Copel (Holding) and presented its recommendations and suggestions;
IV.	watched the presentation, discussed the proposal for Copel’s 2021 Business Budget and recorded that the matter must be resolved by the Board in a future meeting;
V.	acknowledged the Company’s Risk Portfolio and discussed a proposal to revise Strategic Risks, which must be resolved by the Board in a future meeting;
VI.	analyzed and discussed the proposal for revision of indicators and targets related to the execution of the 2021-2025 Strategic Planning and recorded that the matter must be resolved by the Board in a future meeting;
VII.	unanimously approved the revision of the Corporate Risk Management Policy; and
VIII.	received a report from the Company’s Statutory Audit Committee regarding various matters and discussed the topics.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIER - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the minutes of Copel’s 208th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 13, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.